[Convergys Letterhead]

April 30, 2010

VIA EDGAR AND FEDERAL EXPRESS

Melissa Kindelan
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549-3628

Re:      Convergys Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 8-K
Filed March 9, 2010
File No. 001-14379

Dear Ms. Kindelan:

This letter responds to comments contained in the Staff letter, dated March 24, 2010, addressed to Mr. Earl Shanks, the Chief Financial Officer of Convergys Corporation (the “Company”) with respect to the above-referenced filings.  We have replied on a comment by comment basis, with each response following a repetition of the Staff's comment to which it applies.  Comment numbers refer to the numbers set forth in the Staff letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Results of Operations, page 19

1.    We note that your revenues have been impacted by changes in your client's volume. We further note from your fourth quarter 2009 earnings call that the company is focusing your efforts, in part, on one of your four key growth drivers, which is to increase volumes with existing clients.  To the extent that the number of transactions (calls) processed is a key indicator used by management to monitor your business, tell us what

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

consideration you gave to including a quantitative discussion of this metric in your MD&A. If you do not believe these are key metrics, then please explain why. Refer to Item 303(a)(3) of Regulation S-K, SEC Releases 33-8350 and Section III.D of SEC Release 33-6835.

       Company Response:

We intended that our use of the term “volumes” to be a shorthand reference to the level of revenue generating activity in contact centers, rather than a direct reference to a singular “calls processed” metric. Accordingly, we believe that the quantitative disclosure of any one metric, or even several metrics, would not provide additional meaningful disclosure to investors.

In completing our discussion of the Customer Management segment results of operations, we considered Item 303(a)(3) of Regulation S-K, SEC Releases 33-8350 and Section III.D of SEC Release 33-6835 and gave consideration to whether providing a quantitative discussion of any non-financial key performance indicators would be helpful to investors. We have various metrics which we review to measure performance on a contract by contract, site by site and country by country basis. We believe that disclosure of each of these metrics individually or in the aggregate would constitute unnecessary information overload and would not be helpful to investors in understanding our business as each of these metrics has a different impact on revenues and profitability for different clients, different primary billing units and different countries in which the agent-based services are provided.  Accordingly, when we use these internal metrics to monitor our business, they are most meaningful when they are reviewed at the client, program, country and site level rather than in the aggregate.  Therefore, the quantitative disclosure of any one metric or even several of the metrics would not provide meaningful disclosure to investors.

We will continue to consider whether the quantitative disclosure of any non-financial metrics would provide meaningful insight to investors.

2.        We note that revenues have also been impacted by project completions. To this regard, we note your statement in the fourth quarter 2009 earnings call that you are completing projects sold before the downturn in 2008, which will result in declining revenue in 2010. To the extent that these projects are firm commitments to deliver services, tell us what consideration you gave to disclosing the total amount of the company's backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

        Company Response:

We do not believe revenues from the projects referred to in your comment (i.e., our international projects) during 2008 and 2009 were from firm orders. Therefore, we do not believe these contracts should be considered backlog as defined by Item 101 (c) (1) (iii) of Regulation S-K.

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

Our international revenues are derived from the sale of software licenses and professional and consulting services implementing the software that are considered essential to the software’s functionality. Wireless billing project implementation schedules are driven by client needs. Although most of our contract implementations are completed within twelve to eighteen months, the contracts are cancellable by the client any time during the implementation phase. Therefore, we do not believe these projects are firm orders, and accordingly, we do not believe these contracts should be considered as backlog as defined by Item 101 (c) (1) (iii) of Regulation S-K.

3.    We note that during fiscal 2008 and 2009 the company initiated restructuring plans to align resources to future business need and to shift the geographic mix of some of your resources. Tell us how you considered SAB Topic 5P.4 to quantify the expected effects of the restructuring plan on future earnings and cash flows and the specific income statement line items to be impacted. Also, to the extent that actual savings are not achieved as expected or are achieved in periods other than as expected, tell us how you considered including a discussion of such outcome, its reasons, and its likely effects on future operating results and liquidity.

       Company Response:

SAB Topic 5P.4 requires discussion in the MD&A to the extent actual savings anticipated by the plan are not achieved. To date, planned reductions and savings from restructuring activities have been attained.

SAB Topic 5P.4 also requires additional quantitative disclosures related to the expected effects on future earnings and cash flows from the exit plan along with the income statement line items to be impacted. In future filings beginning with our Quarterly Report on Form 10-Q for the three month period ended March 31, 2010, we will identify the specific line items in which the savings are expected to be realized and also provide quantitative information regarding the expected impact on future operating results and cash flows.

We will include the following in the restructuring charges section of our MD&A to read as follows: “The restructuring actions taken will result in cost reductions of over $XX million in 2010. The impact of the benefit will be spread across our operating expenses particularly within the selling, general and administrative expenses and cost of providing services and products sold caption of our consolidated statements of operations and comprehensive income.  The unpaid severance related liability of $XX million at March 31, 2010 is expected to be substantially paid by mid-2010.”

       Liquidity and Cash Flows, page 29

4.    We note your disclosures on page 29 where you indicate you believe the company has "adequate liquidity from cash and expected future cash flows to fund ongoing

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

operations, invest in the business and make required debt payments." We further note your statement that the "expected 2010 free cash flow, combined with the $331.7 cash on the Balance Sheet at December 31, 2009 and availability under the account receivables securitization facility that was established during 2009, will provide [you] with an ability to invest in [your] business in 2010 and beyond." Please confirm, if true, and revise in the future to clearly state whether the company's cash resources will be sufficient to fund your operating needs for the next twelve months. We refer you to FRC 501.03(a).

       Company Response:

We believe that our cash resources will be sufficient to fund our operating needs for the next twelve months. In future filings, beginning with our Quarterly Report on Form 10-Q for the three month period ended March 31, 2010, we will include the following language in the Liquidity and Cash Flows section of our MD&A:  “We believe that Convergys has adequate liquidity from cash and expected future cash flows to fund ongoing operations, invest in the business and make required debt payments for the next twelve months.”

       Critical Accounting Policies and Estimates

       Goodwill, page 34

5.        To the extent that any of  your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future fillings:

▪         the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

▪         the amount of goodwill allocated to the reporting unit;

▪         describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 (a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350

       Company Response:

We have determined that the fair value substantially exceeds the carrying value for all of our reporting units at October 1, 2009.  In future filings, beginning with our 2010 Form 10K, we will disclose the fact that the estimated fair value of our reporting units substantially exceeds the carrying value (provided that statement is true at that time.)

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

The fair values of each of our five reporting units as of September 30, 2009, the date of our annual goodwill impairment test, substantially exceeded their respective carrying values. Fair value exceeded carrying value by over 50% for four of our five reporting units, and for one of the reporting units related to a recent acquisition the fair value exceeded carrying value by 11%. As it is a recently acquired unit, we would not expect the premium in excess of carrying value to be as high as our other reporting units. To the extent that any of our reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of our goodwill impairment analysis, we will provide the disclosures required by Item 303 (a)(3)(ii) of Regulation S-K and section V of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 7, Deferred Charges, Deferred Revenue and Asset Impairment, page 65

6.    We note you recorded impairment charges for two contracts in your HR Management segment in 2009 and 2008. You disclose the charges taken in 2009 were the result of restructuring the contracts and the charges in 2008 were based on the result of the unprofitable projections in a contract profitability analysis. With regards to these charges, please explain the following:

A.    Provide a breakdown of your deferred charges for fiscal 2008 and 2009.  Include a breakdown of charges by contract and tell us the beginning balance of deferred charges at January 1, 2008, the amount capitalized during the year, the portion amortized, and the amount written off as impaired.

       Company Response:

       The response to this question was furnished supplementally in a Confidential Treatment Request delivered to the Commission contemporaneously with this letter.

B.     Explain the events and circumstances that lead to such charges and specifically address when you became aware of the problems in each contract.

Company Response:

 The charges that the Company recognized in 2008 and 2009 substantially relate to two large HR BPO contracts – Client E and Client C from the schedule furnished supplementally in a Confidential Treatment Request delivered to the Commission contemporaneously with this letter.  As background, the Company identified HR Business Process Outsourcing (“BPO”) as a growth area and began to invest resources to build the business. Our first global HR BPO implementation contract was signed in October 2005 with Client E. The HR BPO system implementations were much more complex and expensive than we anticipated.  Ultimately, we decided to sell the HR Management business.

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

As we began to implement the HR BPO systems and solutions for Client E, the projected cost to build out the global system increased compared to our original cost estimate. Our total expected costs had increased progressively beginning in 2006 from our original estimate primarily due to delays in the implementation timeline, increases in scope due to items unidentified or underestimated in original estimate. Despite the increase in overall implementation costs, our cost and revenue estimates for each reporting period through June 30, 2008 indicated that the contract would be profitable although progressively at lower operating margins. We implemented HR BPO solutions for the North America region for Client E in Q3 2008 and the remaining global regions were expected to be implemented in 2009 and 2010. The delay in the implementation timeline for the other global regions coupled with increases in regional scope requirements resulted in further increases in the cost to complete the project. Given this new information in Q3 2008, we updated our estimates at September 30, 2008. This updated analysis indicated that the undiscounted cash flows under the contract would not support the deferred charges for the remaining contract term (October 2008 through end of contract term). Therefore in accordance with the guidance in ASC 360, the deferred charges at September 30, 2008 were deemed to be impaired and were written down to fair value (zero) at September 30, 2008. After the write-off of the capitalized deferred charges, the contract was projected to be profitable as noted in our Note 7 of our 2008 Form 10K, enabling us to capitalize implementation costs incurred related to regions outside North America. In the latter part of 2009, the Company and the client agreed in principle to cease future implementation work and to relieve the Company of future implementation obligations for services not yet operational. This event resulted in writing off the deferred implementation charges related to regions outside North America in 2009 as they had no value since the regions were not going to be implemented. The final agreement to cease future implementation work for services not yet operational was signed in December 2009. There were no deferred charges related to this contract as of December 31, 2009.

Relating to Client C, we signed a global outsourcing arrangement in May 2007 for an initial term of ten years. The estimated implementation costs started to increase beginning in the summer of 2008 as we began to complete the first comprehensive and the largest deployment of the HR system to 21 countries around the globe divided into Waves A, B, C and D. Costs related to testing and building interfaces were significantly higher than what the Company had originally estimated. We became aware of such increases as we progressed with the implementation. However, our cost and revenue estimates for each reporting period through June 30, 2009 indicated that the contract would be profitable.  The Company implemented the HR BPO systems and solutions for Client C for Wave A countries under the contract as of January 1, 2009. The remaining Waves B, C and D were expected to be implemented between July 2009 and April 2010.  The Company, based on direction from the client, delayed implementing Wave B. As a result, during 2009, the Company and Client C negotiated a Partial Termination and Settlement Agreement. Under that agreement, Client C terminated all the other waves that were not operational and agreed to pay the termination fee related to those waves. Therefore, the deferred charges for implementing the system to support waves B, C and D were impaired and written down in 2009 as they had no value since they were not going to be implemented. Client C’s partial termination of services, as

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

well as their request in October 2009 for additional information technology enhancements to Wave A, resulted in Wave A having future negative cash flows. Therefore in accordance with ASC 360, the deferred charges related to Wave A at September 30, 2009 were also deemed to be not recoverable and impaired and were written down. There were no further deferred costs related to this project at December 31, 2009.

C.    Tell us whether the charges in fiscal 2009 and 2008 relate to the same contracts. To the extent they do, considering you expensed the implementation costs that exceeded the termination for convenience fees in 2008 then explain further how you determined that additional charges (in excess of such termination fees) were necessary in fiscal 2009 and why such charges were not recorded in fiscal 2008.

Company Response:

Yes, the charges that the Company recognized in 2009 and 2008 substantially relate to the same contracts – clients C and E from Exhibit B.

At the end of every reporting period as noted in Note 2 of our accounting policy in Form 10-K, we evaluate the probability of recovery of our deferred charges by considering: (a) profits to be earned during the remaining term of the contract, (b) the creditworthiness of the client and (c) if applicable, termination for convenience fees payable by the client in the event that the client terminates the contract early. To the extent our total capitalized implementation costs exceeded the termination for convenience fees at the end of a reporting period, we expensed such excess costs as they were deemed not recoverable in accordance with our accounting policy noted above. As noted in response 6B above, both of the contracts were in implementation stages during 2008 and 2009 and therefore we were incurring costs related to the implementations. The contractual termination for convenience fees vary and increase by month during the implementation stages. Therefore, we continued to capitalize costs up to the level of the termination for convenience fees to the extent the future contract terms for each of the contracts were profitable. We stopped capitalizing costs when the contracts were deemed to be a loss contract.

The Company’s HR BPO contracts are executory contracts.  Although the Emerging Issues Task Force (EITF) deliberated the accounting for expected losses on executory contracts in EITF 99-14 and EITF 00-26, it was unable to reach a consensus.  In addition, no other accounting literature has been codified addressing the issue.  The Company believes that it is not appropriate to accrue expected losses on executory contracts when such contracts are not within the scope of authoritative literature that specifically provides for the recognition of such losses.

D.    You refer to expensing implementation costs and impairing deferred charges. Clarify whether the former relates to the amortization of deferred costs and the latter relates to the impaired portion of such costs.

Company Response:

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

 “Expensing implementation costs” relates to implementation costs incurred by the Company during the period (quarter) that were not probable of recovery.  As a result, those implementation costs were expensed as a cost of providing services. ”Impairing deferred charges” relates to costs which had been deferred by the Company prior to the period in which such costs were determined to be impaired. As a result, the deferred charge asset related to these previously deferred costs was deemed impaired by the Company.  This charge was classified as asset impairment in the consolidated statements of operations.

E.     Tell us whether you anticipate recording any additional impairment to your deferred charges or goodwill resulting from your recent agreement to sell your human resource business segment.

Company Response:

No. We do not expect to record any additional charges related to deferred charges or goodwill related to the HR Management sale.

F.     Tell why you did not record the impairment of deferred charges as cost of revenues and cite the specific guidance you relied upon.

 Company Response:

 As discussed in Note 2 “Accounting Policies,” of our 2009 Form 10-K, the Company capitalizes all direct and incremental multiple-element costs (by analogy to ASC 310, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” (ASC 310)); to the extent recovery of these costs is probable. Such costs are capitalized and classified as deferred charges on the Company’s consolidated balance sheets and the Company considers these deferred charges as long-lived assets which are expected to be amortized over the life of the respective outsourcing arrangement. The Company follows the guidance provided by ASC 360, “Accounting for the Impairments or Disposal of Long-Lived Assets” to determine whether an impairment exists. ASC 360-10-35-17 indicates that an impairment loss shall be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. Based on this guidance, the Company recognized the write-down of previously capitalized deferred costs as asset impairments rather than as cost of providing services consistent with ASC 360.

Note 8, Debt, page 66

6.        We note you issued 5.75% Junior Subordinated Convertible Debentures due 2029 ("2029 Convertible Debentures"). We further note you recognized both the liability and equity components at fair value. With regards to your calculation and accounting for these components, please explain the following:

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

A.    It appears that the fair value of the liability component at issuance was $89 million or the aggregate principal amount of $125 million less the equity component of $36 million, as disclosed on page 52. However, the balance of the debenture liability at December 31, 2009 is $56.3 million and therefore it seems an additional discount was taken. In this regard, we note your disclosures indicating that the debentures were issued at a coupon rate of 5.75%, which was below that of a similar instrument that does not have a conversion feature, resulting in a debt discount. Please tell us whether this discount is in addition to the discount applicable to the equity component. If so, then explain further how you determined the fair value of the liability component pursuant to ASC 470-20-30-27 and 28 and why the discounted coupon rate was not factored into your initial valuation that was based on the fair value of a similar instrument that does not have a conversion feature at issuance.

Company Response:

The value assigned to the liability component of our 5.75% Junior Subordinate Convertible Debentures due 2029 (Junior Convertible Debentures) represents the estimated fair value, as of the date of issuance, of a similar debt without the conversion option (i.e., nonconvertible debt).  Our assessment of the fair value of the liability component was based on a comparable yield analysis.  The comparable yield analysis indicated 14.10% was the yield of a similar debt instrument without a conversion feature. Using a yield of 14.10%, we computed the fair value of the liability component to approximate $56.3 million.  The difference between the fair value of the total consideration received and the value allocated to the liability component was recognized in additional paid-in capital as the carrying amount of the equity component (i.e., conversion option).  The recognition and initial measurement provisions were made pursuant to ASC 740-20-30-27 and 28 (formerly FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)).  The recognition of the liability and equity components resulted in a basis difference that represents a temporary difference under ASC 740-10 (formerly FASB Statement No. 109, Accounting for Income Taxes).  The initial recognition of deferred taxes for this temporary difference was also recognized to additional paid-in capital, consistent with ASC 470-20-25-27.  The following is a reconciliation of recognition and initial measurement (in millions):

B.     The debenture appears to contain prepayment options. Please tell us how you determined the impact of this feature in calculating the fair value of the liability component and your consideration of ASC 470-20-25-25.

Company Response:

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

 Our evaluation of recognition and initial measurement began with the identification of any embedded derivative features, other than the conversion option, to determine which, if any, of those embedded features would require bifurcation as a separate derivative.  This evaluation included the prepayment options, which are comprised of two separate call features and two separate put features summarized below. We evaluated each of the prepayment options to determine whether bifurcation was required.

▪         Call feature #1:  The 2029 Convertible Debentures may be redeemed at the option of the Company on or prior to September 15, 2010, if certain U.S. federal tax legislation, regulation or rules are enacted or issued.  The redemption price is 101.5% of the principal amount plus the sum of accrued but unpaid interest, and, if the current conversion value of the Junior Convertible Debentures exceeds the initial conversion value, 95% of the amount determined by subtracting the initial conversion value from their current conversion value:

▪         Call feature #2: The 2029 Convertible Debentures may be redeemed at the option of the Company on or prior to September 15, 2019, if the last reported sales price of our common shares has been at least 150% of the applicable conversion price for at least 20 trading days during any 30 consecutive day period.  The redemption price will equal 100% of the principal amount plus accrued but unpaid interest.

▪         Put feature #1: The 2029 Convertible Debentures will be subject to repurchase by the Company at the option of the holder following an event of default. The redemption price will equal 100% of the principal amount plus accrued but unpaid interest.

▪         Put feature #2: The 2029 Convertible Debentures will be subject to repurchase by the Company at the option of the holders following a ‘fundamental change’ as defined in the debentures (essentially a change in control or other type of liquidation or dissolution of the Company).  The redemption price will equal 100% of the principal amount plus accrued but unpaid interest.

The evaluation of these prepayment features for separate accounting under ASC 815 centered on whether the economic characteristics and risks of the embedded prepayment features were clearly and closely related to the economic characteristics and risks of the debt host contract.  We utilized the four-step decision sequence under ASC 815-15-25-42 (formerly DIG Issue B-16) to determine whether the prepayment features were clearly and closely related to the debt host contract.

Call  feature #2 and put features #1 and #2 were determined to be clearly and closely related to the debt host contract, and accordingly do not require bifurcation and separate accounting.   Call feature #1 was not considered to be clearly and closely related to the debt host contract (as its payoff is indexed to an underlying other than interest rates or credit risk) and resulted in the conclusion that the instrument should be bifurcated and measured at fair value.  However, the fair value of this call feature was determined to be de minimis based on the remote likelihood that the Company would exercise its call provision.  This is because it is

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

unlikely that we would be able to obtain market rates that are even lower than the low coupon rate associated with the Junior Convertible Debentures.  Economically, this call feature is a mechanism that can be used by the Company to force conversion, as the likelihood of exercising a call for economic reasons on its own (ability to borrow at a lower coupon) is very low.  Accordingly, no value was assigned to this call feature upon initial issuance of the Junior Convertible Debentures.  We will continuously monitor the fair value of this call feature on a quarterly basis.

C.    You disclose the debt discount will be amortized over the life of the 2029 Convertible Debenture. In determining the amortization period, please tell us how you considered the guidance in ASC 470-20-35-13, which states the discount shall be amortized over the expected life of a similar liability that does not have an associated equity component.

       Company Response:

ASC 470-20-35-13 provides that the debt discount shall be amortized over the expected life of a similar liability that does not have an associated equity component. The expected life of the liability component in our income approach to measure the fair value of the liability component of the Junior Convertible Debentures was 20 years, equal to contractual maturity.  In accordance with ASC 470-20-35-13, only the potential effects of substantive embedded features other than the conversion option should be considered when determining the expected life of the liability component.  In this manner, we do not believe that any of the prepayment features would be considered substantive and result in an expected life of the liability component that is shorter than contractual maturity.

In making this determination, we concluded that the call features are not substantive as we believe there is a remote possibility that the Company would exercise either of the two call provisions because it is unlikely that we would be able to obtain market rates that are even lower than the low coupon rate associated with the Junior Convertible Debentures.  Economically, the call features are simply mechanisms that can be used by the Company to force conversion, as the likelihood of exercising a call for economic reasons on its own (ability to borrow at a lower coupon) is very low.  Both of the put features (related to change of control and events of default) have been considered by the Company and also deemed non substantive.  In this regard, we believe the likelihood an event of default will occur is remote and believe that the occurrence of such an event is within the control of the Company.  We also believe it is probable at inception that the fundamental change option will not be exercised by the holder during the life of the instrument and is therefore disregarded when determining the expected life and estimating the fair value of the liability component of the Junior Convertible Debentures.

 Note 17, Additional Financial Information

Cellular Partnerships, page 81

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

8.    Tell us how you considered Rule 3-09 of Regulation S-X in determining whether audited financial statements for your equity method investees are required. Please provide the calculations to support your conclusions.

       Company Response:

We note that Rule 3-09 of Regulation S-X requires that a company that owns less than 50 percent of a person and accounts for such ownership interest under the equity accounting method is required to provide separate financial statements for such person if either (a) the company’s investments in such person exceed 20% of the total consolidated assets of the company as of the end of the most recently completed fiscal year, or (b) the company’s equity in the income from continuing operations of such person exceeds 20 percent of the consolidated income of the company as of the end of its most recently completed fiscal year.  A computational note to Rule 1-02(w) of Regulation S-X (to which Rule 3-09 refers) states that, when calculating a company’s operating income, if the operating income of the company and its subsidiaries is at least 10 percent lower than the average of its operating income over the last five years, such average operating income, excluding loss years, should be submitted for purposes of the computation.

       The Company’s calculations as of December 31, 2009 are as follows:

	Assets	Earnings
Cellular Partnerships	$52.7 million	$41.0 million
Total Convergys	$2,613 million	$144.26 million (average of 2005-2009 counting loss years as zero and divided by 5)
Percentage	2.0%	28.4%

While the asset value of its investment in the cellular partnerships is much lower than 20% of the Company’s total assets, the Company acknowledges that the Company’s equity in the income of the partnerships exceeded 20% of the Company’s five-year average income from continuing operations as of December 31, 2009.  However, the Company requests relief from the requirement to include separate financial statements for the cellular partnerships for three reasons.

First, the Company already provides meaningful financial information about the cellular partnerships in its annual report, in particular in note 17 to the financial statements.

Second, the investment in the cellular partnerships represents only 2% of the Company’s total assets as of December 31, 2009 and the relative contribution of the cellular partnerships to the Company’s income has been magnified over the past two years because of significant impairments  associated with the HR Management  business that the Company has signed a definitive agreement to sell.

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

Third, the Company does not receive audited financial statements for the partnership from the general partner until late summer of the following year, after it has already filed its 10-K.

For the foregoing reasons, the Company does not believe that inclusion of full financial statements in its annual report is warranted or practicable under these circumstances and respectfully requests an exemption from the Staff from this reporting requirement.

Form 8-K File March 9, 2010

9.    We note that on March 4, 2010 you entered into a definitive agreement to sell the company's Human Resource Business segment. Tell us how you considered the requirements of Item 9.01(b) of Form 8-K to file pro forma financial information pursuant to Article 11 of Regulation S-X. Also, tell us whether you intend to account for this sale as discontinued operations pursuant to ASC 205-20 and explain your conclusions. Further, tell us when you committed to a plan to sell this segment and when you entered into an active program to locate a buyer.

       Company Response:

The Company receives unsolicited inquiries and indications of interest from time-to-time with respect to its businesses.  In response to such inquiries, the Company considered the possibility of a transaction involving its HR Management business, but it did not commit to a plan to sell the business because of the overall level of uncertainty involved with the business and its ongoing operations.  The uncertainty surrounding the HR Management business also caused the Company to retain external advisors beginning in October 2009 to assess strategic alternatives (including both disposition and continuing operations) for the business.  In November, 2009, the Company received an initial indication of interest from NorthgateArinso regarding its HR Management business that the Company found unacceptable. The Company also received other inquiries in 2009 regarding the HR Management business that the Company did not find to be acceptable. The Company received a new indication of interest from NorthgateArinso on February 12, 2010, and began negotiating with NorthgateArinso at approximately that time in order to determine whether a mutually satisfactory agreement could be reached regarding the possible sale of the HR Management business.   At the end of February 2010, the level of uncertainty regarding the Company’s direction with the HR Management business remained high.  Following further negotiation with NorthgateArinso and approval of the Company’s Board of Directors on March 3, 2010, on March 4, 2010, the Company entered into a Master Purchase Agreement to sell the HR Management business to NorthgateArinso (“MPA”). The Company filed an 8-K, including the MPA, on March 9, 2010. The terms of the MPA provide for NorthgateArinso to pay the Company a total of $100 million at or after closing, based upon the satisfaction of certain conditions, with the closing expressly conditioned on NorthgateArinso receiving assignment of customer contracts representing at least 70% of an agreed upon contribution margin.

We note that Item 9.01(b) of Form 8-K requires pro forma financial information to be filed “for any transaction required to be described in answer to Item 2.01 of this form.”  Item 2.01

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

of Form 8-K requires certain information to be disclosed if the registrant “has completed the acquisition or disposition of a significant amount of assets.”  Pro forma financial statements were not included with the Form 8-K on March 4, 2010 because the disposition was not complete at that time. If the sale of the HR Management business is completed, the Company will file a Form 8-K, including the required pro forma financial information for the completed disposition, as required by Item 2.01 and Item 9.01(b).

At March 31, 2010, the Company will account for the anticipated sale of the HR Management business as discontinued operations in accordance with ASC 205-20 since a) the operations and cash flows of HR Management will be eliminated from the ongoing operations of the Company as a result of the sale, and b) the Company will not have any significant continuing involvement in the operations of HR Management after closing.

                                                      *    *    *    *    *    *

The Company acknowledges that:

•                     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 513-723-6565.

Sincerely,

/s/ Earl Shanks

Earl Shanks
Chief Financial Officer
Convergys Corporation

cc:        Kathleen Collins
            Accounting Branch Chief
            Division of Corporation Finance

Melissa Kindelan
Division of Corporation Finance
Securities and Exchange Commission

April 30, 2010

            Securities and Exchange Commission

            David A. Katz, Esq.
            Gordon S. Moodie, Esq.
            Wachtell, Lipton, Rosen & Katz